EXHIBIT 4.12

Project: GMP Facility
Crucell Holland B.V.

Date: August 27, 2005

Turn Key Contract

between

Crucell Holland B.V.

Archimedesweg 4

NL - 2301 CA Leiden

The Netherlands

hereinafter referred to as “Purchaser”

and

Pharmaplan International GmbH

Borkenberg 14

D — 61440 Oberursel

Germany

hereinafter referred to as “Seller”

CONTENTS

1.	Preamble	3
2.	Definitions	3
3.	Subject of Contract	5
4.	Seller’s Obligation	5
5.	Purchaser’s Obligation	6
6.	Schedule of Work, Time of Deliveries, Liquidated Damages	7
7.	Representatives, Work on Site	8
8.	Variations	10
9.	Contract Price, Terms of Payment	11
10.	Packing and Shipment	12
11.	Inspections and Mechanical Completion	12
12.	Passing of Risk, Liability, Insurance	13
13.	Defects, Warranty	14
14.	Safety Standards	15
15.	Termination	16
16.	Intellectual Property Rights	18
17.	Confidentiality	18
18.	Force Majeure	19
19.	Limitation of Liability	19
20.	Notices and Language	20
21.	Arbitration, Applicable Law	20
22.	Miscellaneous	20
23.	Appendices	23

1. Preamble

Whereas the Purchaser intends to install a new GMP facility for the production of BSL-3/2-Vaccines (hereinafter referred to as the “Plant”) at his premises at Leiden (hereinafter referred to as the “Site”), and whereas Purchaser and Seller have negotiated and agreed to the implementation of such Plant, the parties, intending to be legally bound, hereby agree as follows:

2. Definitions

When used in this Agreement, the capitalized terms listed below shall have the following meanings:

Commencement Date	2.1. “Commencement Date” shall mean the date as specified in Sub -Clause 22.12 as the date for the commencement of the Contract.

Contract

2.2. “Contract” shall mean this Contract entered into between the Purchaser and the Seller, including all Appendices hereto, which form an integral part hereof as the same, and amendments of and additions to this document agreed in writing.

Contract Price	2.3. “Contract Price” shall mean the total amount to be paid by the Purchaser for the Work, excluding value added tax and all other taxes or duties levied in the country where the Site is located.

Plant	2.4. “Plant” shall mean a new GMP Facility for the production of BSL- 3/2-Vaccines

Force Majeure	2.5. “Force Majeure” shall have the meaning defined in Clause 18.

Laws, Regulations and Standards

2.6. “Laws, Regulations and Standards” shall mean any mandatory public regulation affecting the performance of the Contract, including official standards and norms, which according to such public regulations shall be applied.

Schedule of Work	2.7. “Schedule of Work” shall mean the document appended to the Contract which specifies the timing of major stages of the execution of the Scope of Supplies, as per Appendix 3.

Project Manager

2.08. “Project Manager” shall be the representative of either party who, until the end of the defects liability period under Clause 7, shall be authorised to make decisions on behalf of that party regarding all measures necessary for the performance of the Contract, including amendments and additions thereto.

Excusable Delays	2.09. “Excusable Delays” - shall mean the following risks:

a) war and hostilities (whether war be declared or not), invasion, act of foreign enemies,

b) civil war, rebellion, revolution, insurrection, military or usurped power, riot, civil commotion or disorder, insofar as it relates to the country where the Site is located or countries through which supplies must be transported,

c) terrorist action or others acting from a political motive,

d) ionising radiation or contamination by radio-activity from any nuclear fuel or nuclear weapons material, or from any nuclear waste from the combustion of nuclear fuel, radio-active toxic explosives or other hazardous properties of any explosive nuclear assembly or nuclear components thereof,

e) confiscation, commandeering, requisition or destruction of or damage to property by order of the government or by any public authority,

f) pressure waves caused by aircraft travelling at sonic or supersonic speed.

Ruling Language	2.10. “Ruling Language” - shall have the meaning defined in Sub-Clause 20.

Site	2.11. “Site” shall mean the place where the Plant is to be erected, including adjacent areas necessary for unloading, storage and internal transport of products, materials and equipment.

Site Representative

2.12. “Site Representative” shall be the representative of either party who, from the start of the Seller’s execution of the Scope of Supply on Site until the same have been taken over and shall be authorised to make decisions on behalf of that party concerning the day to day management of operations relating to the execution of the Scope of Supply on Site, and have such further powers as are assigned to him/her by such party and notified to the other party. The Site Representative can be either the Project Manager or somebody to be announced in writing six (6) weeks prior to start with major activities on Site.

Subcontractor

2.13. “Subcontractor” shall mean any firm or person to whom execution of any part of the Scope of Supply, including design and supply of materials, is directly or indirectly subcontracted by Seller, including such persons’ legal successors and permitted assigns. The Contract engaging a Subcontractor is referred to as a “Subcontract”.

Mechanical Completion

2.14. “Mechanical Completion” shall mean that the Scope of Supply has been performed and the Plant is structurally and electrically completed and in a functional, clean condition, that all the equipment has been installed and is ready for Installation Qualification (IQ).

Time for Completion

2.15. “Time for Completion” shall mean the time within which, according to the Contract, the Scope of Supply shall be completed in accordance with the Contract and shall be taken over by the Purchaser, where applicable as extended in accordance with the Contract.

Scope of Supply

2.16. “Scope of Supply” shall mean all supplies and services, as specified in detail with Appendix 1, to be provided by Seller pursuant to the Contract, including variations in accordance with Clause 8. Supplies, equipment and services which, according to the Contract, shall not be provided by Seller, but by the Purchaser or a third party employed by the Purchaser shall not be deemed part of the Scope of Supply.

Incoterms 2000	2.17. “Incoterms 2000” shall mean the set of international trade terms and rules published by the International Chamber of Commerce.

Basic Engineering Package	2.18. “Basic Engineering Package” shall mean the set of documentation (as per Appendix 9) submitted by Seller in August 2005 and approved by Purchaser.

3. Subject of Contract

The Subject of this Contract is the design, delivery and erection of machinery, equipment and prefabricated modules for the Plant by Seller according to the Basic Engineering Package (Appendix 9) and the technical specifications attached to this Contract (Appendix 1). The Scope of the Contract also includes the incorporation of Purchaser’s supplies into the Plant as described more specifically with Appendix 1.

4. Seller’s Obligations

Seller’s General Obligations

4.1. The Seller shall, in accordance with the Contract, with due care and diligence carry out the Scope of Supply within the time limit(s) specified in the Schedule of Work, where applicable as extended in accordance with the Contract, and perform such other obligations as are specified in the Contract. The Seller shall, unless otherwise specified in the Contract, be responsible for design, manufacture or procurement, testing and commissioning of all parts of the Scope of Supply as prescribed in the Contract.

Machinery, Equipment and Modules	4.2. The Seller shall deliver the machinery, equipment and modules according to DIN / ISO Standards and as specified with Appendix 1 and 4.

Documentation	4.3. The Seller shall deliver the documentation according with the European and U.S. GMP Regulations and Standards.

Laws, Regulations and Standards

4.4. The Seller and the Purchaser shall comply with all Laws, Regulations and Standards in connection with the performance of their respective obligations under the Contract.

The Purchaser shall provide reasonable assistance to Seller in ascertaining the contents of Laws, Regulations and Standards in the country where the Site is located to the extent that such Laws, Regulations and Standards affect the Seller’s performance of the Contract. The Purchaser shall further inform the Seller of any changes in such Laws, Regulations and Standards.

Changes in Laws and Regulations and in their generally accepted interpretation or application occurring after signature of the Contract Document shall be treated in accordance with Clause 8.

Training	4.5. Seller shall provide training to Purchaser’s personnel as specified with Appendix 5.

5. Purchaser’s Obligations

Site

5.1. The Purchaser shall provide the Seller free access on Site in order to enable the Seller to perform the Scope of Supply in accordance with the Schedule of Work as attached hereto with Appendix 3

The Purchaser’s obligations concerning the Scope of Supply on Site is specified in the Contract as well as with Appendix 1.

The Purchaser shall ensure that the working conditions on Site satisfy local Laws and Regulations. The Purchaser shall prior to the start of Seller’s execution of the Scope of Supply on Site notify the Seller of the safety regulations in force on Site.

Support

5.2. The Purchaser shall provide necessary support and sign such applications and documents as may be necessary for the Seller and it’s Subcontractor to obtain from Government Authorities those licenses, permits and rights required to fulfil it’s obligation under this Contract.

Procurement by Purchaser

5.3. The Purchaser shall be responsible to provide all equipment and services, excluded from the Seller’s Scope of Supply, in accordance with the Schedule of Work and with the same quality as specified within this Contract.

Any delay in time and / or variation in quantity and / or quality of the provided equipment and services on Site may cause delays in the performance of the execution of the Seller. Upon Seller’s request the Purchaser shall give to the Seller written notice about the expected delays in detail in order to determine time to be added to the Time of Completion. Once this period has been determined the Schedule of Work shall be adjusted accordingly.

Taxes, Duties

5.4. Purchaser undertakes to pay in addition to the price all those customs, duties, levies, fees and taxes of any kind falling due outside the Federal Republic of Germany in connection with this Contract as a result of the sale and supply of equipment and parts and/or sale and performance of services. In case the Seller is subject to taxation and such other charges, Purchaser undertakes to reimburse the corresponding amounts to the Seller in addition to the price as per Clause 9 of this Contract. Such reimbursement shall be effected sufficiently in advance to allow the Seller to correctly and timely settle these payments. The foregoing shall apply to all customs, duties, levies, fees and taxes of any kind which will be levied from the Seller, from the Seller’s personnel active in connection with this Contract from the Seller’s foreign Subcontractor from the Seller’s Subcontractor’s personnel active in connection with this Contract.

If the Seller’s supplies as specified in the present Contract or any of his services rendered are subject to VAT in the country of destination, the Purchaser shall pay VAT in the Seller’s name directly complying with any formalities required by the local fiscal authorities.

Upon request of Seller, the Purchaser will apply for the “Reverse Charge Method” for the Dutch VAT and therefore, the Purchaser will execute in due time all necessary VAT forms and declarations for the relevant tax authorities.

6. Schedule of Work, Time of Delivery, Liquidated Damages

Schedule of Work

6.1. The Seller shall perform the Scope of Supply in accordance with the Schedule of Work as attached hereto with Appendix 3 covering each phase of the execution of the Scope of Supply including delivery of all equipment and materials on Site. The Seller reserves the right to deviate from and/or modify the Schedule of Work (for reason of due performance under this Contract. The Seller shall notify Purchaser immediately thereof in writing.

Time of Delivery

6.2. Time of delivery, i.e. completion of Seller’s Scope of Supply, as per Appendix 3, shall be within sixteen (16) months after commencement of the Contract as set forth in Clause 22.12. The Seller’s compliance with delivery time is contingent upon the Purchaser’s proper fulfilment of all of his obligations.

Default of Delivery

6.3. The Seller is deemed to be in default to deliver in time if any piece of machinery; equipment and modules is not ready for dispatch at the time specified, provided this will hinder timely performance of erection and/or commissioning.

Liquidated Damages for Delay	6.4 If the Seller’s default in terms of Sub-Clause 6.3 causes a delay in the commencement of Mechanical Completion, the Seller shall pay liquidated damages as follows:

For each calendar week of delay in delivery 0.5% of the value of the late consignment shall become due; the aggregate of liquidated damages shall however not exceed five (5) percent (%) of the total value of the equipment and modules as per Price Break Down attached to this Contract.

Liquidated Damages shall not apply in case the Operations Qualification (OQ) has been completed according to the contractual project time schedule (Appendix 3)

In the event that any supply (equipment and / or services) procured by the Purchaser is delayed and causes delays in the execution of the Scope of Supply for the Seller, the time of delay, to be determined by both parties, will be added on top of the Time of Completion as stipulated with Appendix 3; the Schedule of Work shall be adjusted accordingly.

Due Date for Liquidated Damages

6.5. Liquidated damages for delay under Sub-Clause 6.4 shall become due at the Purchaser’s demand, but not before the Scope of Supply has been taken over or the Contract has been terminated in accordance with Clause 15.

Extension of Time	6.6. The Seller shall be entitled to a reasonable extension of the Time for Completion if he is delayed by:

a. failure by the Purchaser to perform correctly and in time any of his obligations under the Contract, regardless of the reason for such failure,

b. actions or omissions by any Subcontractor or person employed by the Purchaser,

c. any physical conditions (other than climatic conditions) or artificial obstructions that the Seller encounters on the Site, which could not reasonably have been foreseen by the Seller on the basis of data provided by the Purchaser or otherwise readily available or from a visual inspection of the Site,

d. an approved variation in accordance with Clause 8,

e. any damage caused by the Purchaser’s Risks, or

f. any circumstance which constitutes Force Majeure.

6.7. In order to avail himself of his right to an extension of time the Seller must, however, notify the Purchaser without delay after the time when the Seller becomes aware of or should have realised the need for an extension. The notice shall state the reason for the extension and, if possible, the length of the extension.

7. Representatives, Work on Site

Project Managers, Site Representatives

7.1. The Seller and the Purchaser shall each appoint a Project Manager and a Site Representative. In the event that the representatives are not named in the Contract, each party shall notify the other of the identity of his Project Manager no later than seven (7) calendar days after the Commencement Date and of the identity of his Site Representative prior to the start of the Seller’s execution of the Scope of Supply on Site.

Access to the Site	7.2. The Purchaser shall, on prior notice from the Seller, provide access to the Site as and when required by the Seller in order to allow him to execute the Scope of Supply.

Purchaser’s Obligations

7.3. The Purchaser’s obligations concerning the Scope of Supply on Site are specified with Appendix 1.

The Purchaser shall ensure that the working conditions on the Site satisfy Laws and Regulations. The Purchaser shall prior to the start of the execution of Seller’s Scope of Supply on Site notify Seller of the safety regulations in force on Site.

Observance of Safety Regulations and Local Laws and Regulations

7.4. The Seller shall ensure that his personnel adheres to the safety regulations in force on Site. This shall not affect the Purchaser’s obligations under Sub-Clause 7.3. The Purchaser may deny access to the Site to any member of the Seller’s personnel who seriously or repeatedly fails to observe the safety regulations.

Surplus Materials

7.5. Any materials supplied by one party which are not consumed in the performance of or incorporated into the Scope of Supply shall remain the property of that party. The Seller shall at the Purchaser’s request remove from the Site any surplus materials belonging to the Seller.

The Seller’s Additional Cost and Expense

7.6. The Seller shall be entitled for compensation by the Purchaser as hereinafter specified for additional cost and expenses, which the Seller reasonably incurs due to any of the circumstances referred to in Sub-Clause 6.6.

The compensation shall cover:

-waiting time and time for extra journeys,

-additional material, work, including work to remove, secure and set up erection equipment,

-costs incurred by the Seller in having to keep his equipment on the Site longer than foreseen,

-additional costs for travel, board and lodging for the Seller’s personnel, and

-other costs which Seller can show he has incurred due to the changed circumstances of the Scope of Supply.

Where the Seller’s performance of the Scope of Supply on Site is affected by Force Majeure the Seller shall be entitled for compensation from the Purchaser for any extra costs for demobilization of personnel and equipment and for safeguarding of items and materials provided for inclusion in the Scope of Supply and related equipment. Any additional Cost and Expense caused by a delay or requested by Seller is subject to a mutual agreement within five (5) working days after the delay has been recognized.

8. Variations

The Seller’s Duty to carry Out Variations	8.1. The Seller shall be obliged to carry out variations as the Purchaser requires in the agreed scope, design or manner of execution of the Scope of Supply.

The Seller shall further carry out variations which become necessary due to changes in Laws, Regulations and Standards which apply to the Scope of Supply and in the generally accepted interpretation or application thereof. This obligation shall apply in respect of all amendments which come into effect after the commencement of the Contract and before the date of Taking Over of the Scope of Supply.

Variations Suggested by the Seller

8.2. The Seller shall inform the Purchaser of possible Variations, which the Seller considers to be in the interest of the Purchaser. The Seller shall further inform the Purchaser of any changes occurring in standards and norms, which, according to the Contract, shall be observed in the performance of the Scope of Supply.

Amendments of Terms of the Contract

8.3. In case of variations the Contract Price, the Time of Completion and other terms of the Contract shall be amended to reasonably reflect the consequences of the variation. The Seller is not obliged to carry out Variations demanded by Purchaser if the Parties have not agreed about price increases, extension of time and technical practicability caused by such Variations.

Purchaser’s Request for a Variation	8.4. The Purchaser shall give notice to the Seller of his request for a Variation under Sub-Clause 8.1. The notice shall contain a detailed description of the Variation.

Notice regarding Terms for a Variation

8.5. The Seller shall, without undue delay after he has received the Purchaser’s request referred to in Sub-Clause 8.4, notify the Purchaser whether it is possible to carry out the Variation and, if so, specify the manner of execution and the effects of the Variation on the Contract Price, the Time Schedule and other terms of the Contract.

The Seller shall also give notice as referred to in the first paragraph when he becomes aware of the need for a Variation under Sub-Clause 8.1.

The Seller’s Costs for Examining a Variation

8.6. The Purchaser shall reimburse any costs incurred by the Seller in examining the consequences of a Variation requested by the Purchaser. Prior to start any examination of consequences for Variation the Seller shall submit a proposal stating the cost and time impact to the Purchaser, which is subject to approval by Purchaser.

9. Contract Price and Terms of Payment

Contract Price	9.1. The Contract Price shall be:

EUR 22.570.000,-

(in words: EUR twenty two million and five hundred seventy thousand)

9.2. The Contract Price of the machinery, equipment and modules is to be understood for delivery Free on Site / CIP LEIDEN, according to INCOTERMS 2000, including proper packing,

The above-listed Contract Prices is net, i.e. value added tax, if levied for any of Seller’s deliveries and services shall be added thereto.

Terms of Payment	9.3. The Contract Prices as set out in Clause 9.1 shall be payable as follows:

9.3.1 30% of the Contract Price (i.e. EUR 6.771.000) as down payment is due immediately after signing the Contract against the Seller’s presentation of a commercial invoice

9.3.2 30% of the Contract Price (i.e. EUR 6.771.000) after approval of URS’s of Main Equipment, as specified with Appendix 7, against down payment invoice due within 30 days after invoices issue date.

9.3.3 15% of the Contract Price (i.e. EUR 3.385.500) after completion of modular steel structures of the prefabricated modules against down payment invoice due within 30 days after invoices issue date.

9.3.4 5% of the Contract Price (i.e. EUR 1.128.500) after completion of placing the modules in place on Site against down payment invoice due within 30 days after invoices issue date.

9.3.5 10% of the Contract Price (i.e. EUR 2.257.000) after Mechanical Completion and down payment invoice due within 30 days after invoices issue date.

9.3.6 10% of the Contract Price (i.e. EUR 2.257.000) after Completion of the OQ (Operation Qualification) and Final Acceptance Certificate as per Article 11.5 and final invoice due within 30 days after invoices issue date.

All invoicing from Seller to Purchaser and all payments from Purchaser to Seller are subject to the “Reverse Charge Method” as requested by the Dutch Laws and Regulations.

Performance Guarantee

9.4. Only with collection of the last installment the Seller will submit a Contract Performance Guarantee, issued by a bank, for the amount of five (5) percent (%) of the Contract Price as per Sub-Clause 9.3

Seller’s Right to Suspend Performance

9.5. If the Purchaser fails to pay on time, the Seller shall also be entitled to suspend performance of the Contract in whole or in part. The Seller shall give the Purchaser seven (7) days’ notice of such suspension. When Seller receives payment, including interest, he shall be obliged to resume performance of the Contract, and the provisions of Sub-Clause 6.8 through shall apply.

Interest on Late Payment

9.6. If the Purchaser fails to pay on time, the Seller shall be entitled to receive interest from the due date at the rate as specified in the Contract, or if no rate is specified at a rate which is five (5) percentage (%) points above the rate of the main refinancing facility of the European Central Bank in force on the due date of payment.

10. Packing and Shipment

Packing

10.1. Packing and preservation, if required, shall be made to a reasonable extent with regard to proper handling during transport, loading and warehousing at the destination, i.e. in closed rooms/halls each according to the Seller’s instructions. If the packing has been opened or damaged and/or preservation has been damaged the Purchaser shall immediately arrange for a proper protection of the goods and inform the Seller in writing accordingly; in such case Purchaser shall either replace the packing or safely warehouse the goods in coordination with Seller.

Specifications

10.2. About two (2) weeks prior to date of shipment the Seller shall inform the Purchaser about packing specifications, giving him approximate details on dimensions and weights of the supplies. In due time before shipment will be effected the forwarding agent assigned by the Purchaser shall contact the Seller for clarification of transport details, and the Seller shall upon request provide all information for shipment and transport.

11. Inspections and Mechanical Completion

Purchaser’s Right to Inspect

11.1. The Purchaser shall be entitled to inspect any part of the Scope of Supply at the Seller’s and Subcontractor’s premises and on Site. The Purchaser shall give Seller seven (7) calendar days prior notice of such inspection. The Seller shall provide the documents and information and give the assistance reasonably needed by the Purchaser to carry out the inspection.

Cost

11.2. The Seller shall bear the cost for the inspection under Sub Clause 11.1 except that cost for the Purchaser’s Representative. Notwithstanding the foregoing, the Purchaser shall bear the cost for any test required to be carry out by Laws and Regulations in the country where the Site is located.

Notice	11.3. The Seller shall in writing inform the Purchaser fourteen (14) calendar days prior to the expected date of Mechanical Completion.

Notice of Mechanical Completion, Certificate of Mechanical Completion

11.4. After the Seller has given notice for Mechanical Completion the parties shall jointly inspect the Plant to ascertain that they are complete and ready for Installation Qualification (IQ). The Purchaser shall notify the Seller of any work, which, in the opinion of the Purchaser, needs to be performed or corrected before the start of Installation Qualification (IQ). Purchaser and the Seller shall jointly establish the Certificate of Mechanical Completion.

Final Acceptance Certificate

11.5. Upon successful Operation Qualification (OQ), documented with the Final Acceptance Certificate, signed by both Parties, the Scope of Supply will be considered as accepted and the requirements in respect to the performance of the Contract are fulfilled. Any defect which may be pending shall be listed. Defects not impairing correct Plant operation shall not hinder the acceptance, but shall be specified in the Final Acceptance Certificate.

Taking Over

11.6. The Purchaser shall be deemed to have taken over the Plant at the time when the Parties have signed the Final Acceptance Certificate. Without any mutual written consensus the Purchaser is not entitled to take the Scope of Supply or parts of it into operation or otherwise use or dispose the Scope of Supply before the Certificate of Final Acceptance has been issued, otherwise the Plant shall be deemed as accepted.

Termination due to non acceptable performance

11.7. If it will not be possible to definitely eliminate the defects, and if the Plant is unable to produce in a technically reasonable manner and cannot be expected to do so in future for reasons solely attributed to Seller, the Purchaser shall be entitled to terminate the Contract and to rescind the Scope of Supply to the extent they cannot be reasonable used by Purchaser, unless otherwise agreed by the Parties.

Reimbursement

11.8. In case the Purchaser cancels the Contract, the Seller shall, reimburse the Purchaser all payments made up to that date. The Seller shall have the right to concurrently dismount and take back the delivered machinery, equipment and modules at his own cost.

Unjustified notice	11.9. If the Purchaser gives notice of a defect and no defect for which the seller is liable, the Seller is entitled to compensation for the cost occurred as a result of the notice by Purchaser.

12. Passing of Risk, Liability, Insurance

Incoterms 2000	12.1. The risk of damage or of loss of the Seller’s scope of supply shall pass to Purchaser upon arrival on Site -CIP Leiden- (INCOTERMS 2000).

Retention of Title	12.2. The Seller reserves the title to his supplies until having received all payments resulting from or in connection with this Contract.

Site prerequisites

12.3. At the erection on Site the Purchaser shall provide appropriate storage, including attendance and custody of the machinery and equipment, as well as personnel and equipment for unloading and transportation on the Site, free of charge.

Erection and All Risk

12.4. The Purchaser shall take out a regular erection all risk insurance and an adequate general liability insurance covering damages caused by acts and omissions of his personnel, and he shall provide the Seller with a copy of the certificate of insurance if so requested.

aCoverage

12.5. Within the scope and amount of Purchaser’s coverage under such Insurances he shall be liable for all damages, either direct damage to property or personal injury, if the damage was caused by the fault and negligence of himself or his personnel.

Insurance by Seller	12.6. The Seller shall provide and maintain a General Third Party Liability Insurance, whereas the Seller, its Subcontractors and personnel are considered as Third Parties.

Insurance Claim

12.7. When any incident occurs for which cover is granted under one of the parties’ insurance policies, the other party shall notify that party without undue delay, enclosing a description of the incident giving rise to the insurance claim. When the claim is handled by the party whose insurance policy covers, the claim, the other party shall provide him with reasonable assistance, without claiming compensation.

13. Defects, Warranty

Warranty

13.1. The Seller warrants to the Purchaser that the machinery, equipment and modules to be supplied pursuant to Appendix 1 of this Contract shall at the time of passing of risk be free from defects in design, material and workmanship and subject to the generally acknowledged state of the art. The Seller further warrants that his documentation material as per Appendix 2 to this Contract will be free from any error.

Seller’s Obligation to Remedy Defects

13.2. The Seller shall, in accordance with this Clause 13, remedy any defects in the Scope of Supply which are due to faulty design, materials or workmanship. A deviation from a performance undertaking or guarantee, for which the Purchaser is entitled to liquidated damage sunder Sub-Clause 6.5 shall not in itself be considered a defect under this Clause 13.

The Seller’s liability does not cover defects which are due to errors or omissions in documentation, materials or work which has been supplied or performed by the Purchaser.

The Seller shall be liable for all defects due to incorrect design. The Seller shall not, however, be liable for defects which are due to a design which has been requested by the Purchaser after signature of the Contract, provided that the Seller disclaims liability by notice to the Purchaser before manufacture or, where applicable, the execution of the Scope of Supply on Site has started.

Warranty Period

13.3. The warranty shall expire twelve (12) months after the issue of the Certificate of Mechanical Completion according to Sub-Clause 11.5, irrespective of the number of shifts run, at the latest twenty six (26) months after Commencement Day.

Notice of Defects, Defects for which The Seller is not Liable for

13.4. Any defect which Purchaser immediately notifies to the Seller in writing or by facsimile within the warranty period shall be remedied by the Seller free of charge to Purchaser. Such immediate notification of the Purchaser shall include a description as detailed as possible of the scope, alleged cause and effects of any such defect. Defects will not be subject to this warranty, if they are due to improper storage, improper operation and/or maintenance by Purchaser’s personnel, or unsuitable supplies by Purchaser, e.g. of raw materials. The warranty does not apply to ordinary wearing parts, as long as these have been subject to regular use, normal for operation and plant.

A defective part of the Plant which has been replaced shall be put at Seller’s disposal, free of charge, and become his property.

Replacement, Replaced Parts

13.5. The Seller’s obligations under the above stipulated warranties shall be limited to replacement of equipment or parts determined to be defective or to their repair if possible, and to re-performance of engineering services, as the case may be. Costs for repair, replacement or re-performance, including transport to the Site shall be at the Seller’s charge. Import duties or public charges, if any, shall be subject to Sub-Clause 5.3. Purchaser undertakes to give the Seller its best support in any repair of the Scope of Supply by making available his own personnel, material and tools free of charge. A defective part of the Plant which has been replaced shall be put at the Seller’s disposal, free of charge, and become his property, if so requested. The Seller shall be entitled to take from Purchaser’s stock any spare parts he may need for repair, but shall immediately replace the removed parts free of cost to Purchaser.

Purchaser’s Right to correct Defects

13.6. Purchaser shall be entitled to correct the defect by himself or through third parties and charge the Seller with the reasonable costs directly related to such corrective actions only in case the Seller does not commence correction of the defect within reasonable time or refuses correction in writing.

Limitation of Warranty

13.7. The foregoing warranty is in lieu of any other warranties. The Seller makes no warranty for merchantability of the products or fitness for a particular purpose, whether neither implied nor expressed, except as set out in this Contract.

14. Safety Standards

Safety Standards

In addition to the safety standards as referred to in Sub-Clause 7.4 and other technical standards as referred to in this Contract, the Seller shall take all reasonable care of the assigned personnel for site work to comply with all in-house safety standards of Purchaser and other pertinent safety regulations; the Seller has to be notified by Purchaser about these safety standards and regulations well in time. Purchaser may request the Seller to replace personnel engaged by him for the performance of the Scope of Supply on Site in case of reasonable cause, in particular in case of failure to comply with safety regulations.

15. Termination

Purchaser’s Right to Terminate	15.1. The Purchaser is entitled by notice to the Seller to terminate the Contract for his convenience

Protocol

15.2. Within seven (7) calendar days after the notice under Sub-Clause 15.1, the parties shall conclude a protocol stating the percentage of the Scope of Supply which has been completed. If the parties are unable to agree each party shall state the percentage he considers to have been completed. Each party may thereafter by notice to the other party refer the question to be settled by an independent expert.

If the parties fail to agree on the choice of the expert, Purchaser or the Seller may request the nomination of such expert by the International Centre for Expertise of the International Chamber of Commerce. The parties shall give a copy of such request to each other.

Procedure of Expert Opinion

15.3. Each party shall, within seven (7) calendar days after the appointment of the expert, submit to the Expert the documents he wishes to rely on, with a copy to the other party. Each party may thereafter, within seven (7) calendar days after it received the other party’s documents, submit such further documents as he wishes to rely on.

In the event that either party challenges the jurisdiction of the Expert to resolve any issue which is referred to him by one of the parties, both parties agree that the Expert shall have jurisdiction to determine the issue of his own jurisdiction.

The Expert shall inform the parties in writing of his decision, with a brief description of the reasons, no later than twenty-eight (28) calendar days after he received the last documents from the parties.

The Expert shall in his decision determine the sharing of his fee and costs between the parties. Each party shall bear his own costs.

Payment at Termination	15.4. Following termination under Sub-Clause 15.1, the Purchaser shall pay to the Seller:

a) the unpaid balance due to the Seller for the part of the Plant that has already been performed,

b) all costs incurred by the Seller and his Subcontractors in connection with materials ordered prior to receipt of the notice of termination , and compensation for the Scope of Supply performed on such materials prior to the said date, to the extent that such costs are not covered by payment under Sub-Clause 15.4.a),

c) all termination charges and administration costs reasonably incurred by the Seller in connection with the termination, and

d) the Seller’s and his Subcontractors other expenses directly attributable to an orderly close-out of the Contract.

Termination Fee

15.5. In addition to the amounts referred to in Sub-Clause 15.4, the Purchaser shall pay a termination fee equal to six (6) percent (%) of the part of the Contract Price which is not paid at the date of cancellation. The Purchaser shall only be entitled to deduct from the termination fee such claims as have been notified to the Seller prior to the date of termination and have been accepted by the Seller.

Seller’s Right for Termination

15.6. In the event that the Purchaser shall be in default under this Contract and should fail, neglect or refuse to remedy such default within hundred and twenty (120) calendar days from the date of receipt by the Purchaser of the Seller’s written notice of such default, or if such default is one, which cannot reasonably be remedied within hundred and twenty (120) calendar days, and if the Purchaser does not within such period commence the necessary remedial action required and / or continue with due diligence until necessary remedial action has been taken, and in such event, the Seller shall have the right to terminate the Contract by giving written notice to the Seller specifying the reasons for termination, and the date upon which such termination becomes effective. Upon such date, the Seller shall immediately discontinue the execution of the Scope of Supply and shall make every reasonable effort to obtain cancellation of all existing commitments, and shall thereafter do only such work as the Parties may agree is necessary to preserve and protect the Scope of Supply already in progress and to protect the supplies in transit.

Upon termination of the Contract by Seller in accordance with this Article, the Purchaser shall pay to the Seller:

a) Such portion of the Contract Price that correspond to portion of the Scope of Supply actually carried out by the Seller

b) Any costs reasonably and necessarily incurred by the Seller in connection with the termination of the Contract (such as cost for protection and / or disposal of the Scope of Supply) which have not previously been paid by the Purchaser.

c) In no event shall the Purchaser be liable to pay any sum, when added to the other sums paid, due or becoming due to the Seller under the Contract, that shall exceed ten (10) percent (%) of the Contract Price, nor shall the Purchaser be liable for any damage other than direct damages.

Seller’s Right to Compensation	15.7. In case of termination in accordance with Sub-Clause 15.6, the Seller shall be entitled to compensation for the loss he suffers.

The compensation shall not exceed the sum of the Contract Price and any interest for late payment which has accrued at the date of termination, reduced by the costs which the Seller can save as a result of the termination.

16. Intellectual Property Rights

Equipment, Documentation

16.1. The Seller warrants that the equipment and documentation within his scope of supplies and services are free from any industrial property rights and other property rights of third parties. The foregoing warranty shall not cover the particular use of the equipment by Purchaser which may be covered by industrial property rights of third parties for a specific production process, process features or combination with other equipment. The copyright to the documentation remains with the author.

Computer Software

16.2. The Purchaser shall, unless otherwise specified in the Contract, have the right to use computer software included in the Plant for the intended operation, and thereby to make the necessary changes in the software.

Unless otherwise specified in the Contract, the Seller shall not be obliged to provide the Purchaser with the source code for the computer software. In respect of computer software to which a third party owns the copyright the Purchaser’s right of use shall be limited to the extent that may follow from the Seller’s agreement with that third party. The Seller shall notify the Purchaser of such limitations.

The Purchaser shall be entitled to assign his right to use computer software to anyone who acquires the Plant.

Indemnification

16.3. In case of a claim of any third party brought against Purchaser, Purchaser shall immediately notify the Seller thereof. The Seller shall indemnify and hold Purchaser harmless from such claim provided the claim is finally awarded to the third party. Purchaser and Seller shall agree on measures to be taken for the defence against such claim. If possible Seller shall provide for modification or replacement of infringing Equipment parts by equivalent material to make it non-infringing or shall settle the dispute on behalf of the Purchaser by payment of a royalty to the claimant.

17. Confidentiality

Prohibition of Unauthorized Use

17.1. Neither party may, without the other party’s consent, use or disclose to a third party any technical or commercial information originating from the other party, which that party has stated to be confidential or which is otherwise of a clearly confidential nature, unless such information has entered the public domain through no fault of the receiving party.

The obligation of confidentiality shall not apply, however, to the extent that such use or disclosure is necessary for the receiving party in order to perform his obligations under the Contract, or for operation, maintenance and inspection of the Plant.

Preventive Measures

17.2. Each party shall take measures to prevent information referred to in Sub-Clause 17.1 from being disclosed to unauthorised persons or otherwise being improperly used by employees, consultants, Subcontractor, other contractors and others who are given access to such information. A party who is in breach of the confidentiality shall compensate the other party for the damage caused by such breach.

18. Force Majeure

Force Majeure

18.1. Force Majeure in terms of this clause shall mean any occurrences of extraordinary character unforeseen at the time of Contract conclusion and which were and are unavoidable by any precautionary measures which can reasonably be expected to be taken in compliance with the present state of the art. These includes without limitation Act of God, acts of government, industrial disputes, flood, fire, storm, war, riots, civil disturbances, strike, lock-out, shortage of material or labour, breakdown of machinery.

18.2. Force Majeure shall not relieve the parties from their obligations under this Contract with the exception specified below:

If the fulfilment of any of one party’s obligations is substantially affected or rendered impossible by Force Majeure, this party (the aggrieved party) shall not be considered to be in default for the time during which as a result of a Force Majeure the aggrieved party is prevented or substantially affected to fulfil its obligations and the time of fulfilment shall be extended accordingly.

In case extension of time will exceed six (6) months, the non-aggrieved party may cancel the Contract for the non-performed part of supplies and services, either in part or completely, if the parties cannot achieve agreement on Contract adaptation during a further period of three (3) months.

Notice

18.3. The party whose obligation to perform is affected by Force Majeure (the aggrieved party) shall inform the other party about the occurrence of Force Majeure, the anticipated delay and the end of Force Majeure within ten (10) calendar days by facsimile which shall without delay be followed by a written confirmation of the occurrence of Force Majeure. In case of non-compliance of these obligations, the aggrieved party will have no means to invoke Force Majeure.

19. Limitation of Liability

Limitation of Liability

19.1. Notwithstanding any other provision in this Contract to the contrary, neither Party shall be liable to the other Party by way of indemnity or otherwise for any indirect or consequential damages including loss of anticipated profits, irrespective of whether based on Contract, tort (including negligence) or otherwise, except wilful misconduct and / or gross negligence.

19.2. The total limit of liability of the Seller whether under or in connection with the Contract or in tort including all liability for payment of damages whether liquidated or at large shall be ten (10) percent (%) of the Contract Price in aggregate.

20. Notices and Language

Notices and Language

Whenever under these Contract a party is obliged to notify or inform the other party, to make a request or give his consent or approval, such communication shall be by means of a written, printed or printable communication from a party to the other party which identifies the sender and reaches the other party by mail, messenger, facsimile or confirmed electronic mail. Such communication shall also be valid when entered in minutes from a meeting and signed by both parties.

English shall be the ruling language of this Contract even if versions of the Contract are prepared in different languages.

21. Arbitration, Applicable Law

Amicable Settlement	21.1. The parties shall use their good faith efforts to amicably settle any dispute arising out of or in connection with the execution and performance of this Contract.

ICC Arbitration

21.2. If no amicable settlement can be reached between the parties, all disputes out of or in connection with this Contract shall be finally settled by arbitration according to the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed according to said Rules. Venue shall be Amsterdam, The Netherlands. The court of arbitration shall decide upon the dispute primarily according to the provisions of this Contract and secondarily according to the Dutch Law.

22. Miscellaneous

The Agreement

22.1. This Contract, including its Appendices referred to therein, shall constitute the complete agreement between the parties. All prior representations, statements, offers and agreements, except the approved Basic Engineering Package (Appendix 9) shall be null and void. Any modifications and amendments to this Contract are valid only if made in writing and signed by both parties. Any notifications to be made to either party under this Contract must also be made in written form. The Contract constitutes the entire agreement between the parties. Written or oral communications and statements from the parties made before or in connection with entering into the Contract are only part of the Contract if expressly incorporated therein. This Contract may be amended only by written instruments signed by both parties.

Invalid Provisions

22.2. In case any individual provisions of this Contract should be or become invalid, such invalid provisions shall be replaced by valid ones which come closest to the meaning, intentions and economic purpose of the invalid Contract provision.

Independent Contractor	22.3. In the performance of the Scope of Supply hereunder, the Seller is acting as and independent Contractor, not an agent or employee or substitute of the Purchaser.

Seller’s Project Manager

22.4. In the administration of the Contract, the Seller is represented by his Project Manager, who may from time to time delegate its authority in writing in whole or in part to others of the Seller’s organization.

Purchaser’s Project Manager

22.5. In the administration of this Contract, the Purchaser is represented by his Project Manager, who has authority to act for and on behalf of the Purchaser and who may from time to time delegate his authority in writing, in whole or in part, to others.

Assignment

22.6. Purchaser’s rights under this Contract shall not be assigned nor shall any lien be created without the Seller’s previous written consent. Otherwise any such assignment or lien shall be null and void.

Guarantees and Warrantees	22.7. The Seller makes no guarantees or warranties and the Parties assume no obligations except those expressly stated herein.

Headings

22.8. The descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Clauses or Sub-clauses.

Approval, Consent

22.9. Whenever a provision of this Contract requires an approval or consent by a Party to this Contract and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose approval or consent is required shall be conclusively deemed to have withheld its approval or consent. The Purchaser shall review and approve submitted documents prepared by Seller within five (5) calendar days after receipt of those documents. In case changes are necessary, Seller will incorporate and prepare revised documents which will be submitted to Purchaser’s final approval. Only one (1) revision cycle per document approved by purchaser is included; all further revisions are subject to Variation of the Scope of Supply, as specified with Clause 8.

Conflict Contract — Appendices	22.10. In the event of any conflict between this Contract and any Appendix, this Contract shall prevail.

Waiver

22.11. Waiver of any breach or failure to exercise any right hereunder, or failure to enforce any of the terms and conditions of the Contract shall not in any way affect, prejudice, limit or waive the right of the Parties hereto hereafter to require strict compliance with every term and condition thereof.

Commencement Date	22.12. This Contract shall come into force on the date, on which the last of the following event occurs :

- if the Contract including all Appendices to this Contract are signed by both parties

- if the down payment according to Clause 9 has been paid in full and credited to Seller’s account

Priority of Contract Documents

22.13. If the Contract contains conflicting provisions, the provisions in this Contract shall have priority over provisions in the Appendices and the Appendices shall have priority over the offer made by Seller. The approved basic design has priority over the offer made by Seller and over the tender of Purchaser.

IN WITNESS WHEREOF, the duly authorised representatives of the parties have executed this Agreement on this August 27, 2005.

Crucell HOLLAND B.V.	Pharmaplan International GmbH

/s/ Ronald Brus	/s/ Klaus Lesker

Name: Dr. Ronald Brus	Name: Dr. Klaus Lesker

Position: CEO	Position: CEO

/s/ Leonard Kruimer	/s/: I.V. Volker Kenschke

Name: Leonard Kruimer	Name: I.V. Volker Kenschke

Position: CFO	Position: Project Manager

/s/ Aron F. Gaiser	/s/ I.A. Thomas Meyer

Name: Aron F. Gaiser	Name: I.A. Thomas Meyer

Position: Project Manager	Position: Sales Engineer

23. Appendices

Appendix 1	Scope of Supply

Appendix 2	List of deliverable Documents

Appendix 3	Schedule of Work

Appendix 4	Technical Standards and Local Regulations

Appendix 5	Training

Appendix 6	Exclusions

Appendix 7	List of URS’s for Main Equipment

Appendix 8	Organization Chart and CV’s

Appendix 9	Basic Engineering Package according to “Table of Contents for Basic Engineering” submitted to Purchaser.